Citigroup Inc.	Pricing Sheet No. 2013-CMTNH0128 dated July 31, 2013 relating to Pricing Supplement No. 2013-CMTNH0128 dated July 22, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
Fixed to Float Trigger Securities Based on the Russell 2000® Index Due August 5, 2020
KEY TERMS
Index:	The Russell 2000® Index (ticker symbol: “RTY”)
Aggregate stated principal amount:	$2,965,000
Stated principal amount:	$1,000 per security
Pricing date:	July 31, 2013
Issue date:	August 5, 2013
Valuation date:	July 31, 2020, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	August 5, 2020
Coupon rate per annum:
▪   From and including the issue date to but excluding August 5, 2016: a fixed rate equal to 4.05% per annum

▪  From and including August 5, 2016 to but excluding the maturity date: a floating rate equal to 3-month U.S. dollar LIBOR (determined for each coupon period on the second London business day prior to the first day of that coupon period) plus a spread of 3.15%

Day count convention:	30/360 Unadjusted
Coupon period:
The three-month period from and including the issue date to but excluding the first coupon payment date, and each successive three-month period from and including a coupon payment date to but excluding the next coupon payment date

Coupon payment dates:	Quarterly on the 5th day of each February, May, August and November, commencing November 5, 2013 and ending on the maturity date
Payment at maturity:
For each $1,000 stated principal amount security you hold at maturity, the final coupon payment plus:

▪  If the final index level is greater than or equal to the trigger level:

$1,000

▪  If the final index level is less than the trigger level:

$1,000 × the index performance factor

If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $650 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	1,045.26 (the closing level of the index on the pricing date)
Final index level:	The closing level of the index on the valuation date
Trigger level:	679.419 (65% of the initial index level)
Index performance factor:	The final index level divided by the initial index level
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	1730T0UL1 / US1730T0UL15
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee (2)	Proceeds to issuer
Per security:	$1,000	$35	$965
Total:	$2,965,000	$103,775	$2,861,225
(1) On the pricing date, the estimated value of the securities is $934.90 per security. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.

(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated July 22, 2013
Product Supplement No. EA-02-02 dated December 27, 2012        Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Russell Investments or the Russell Investment Group and neither of the foregoing makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.